October 29, 2004

David Ritenour
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Metron Technology N.V.
Preliminary Schedule 14A filed September 20, 2004
File No. 0-27860

Dear Mr. Ritenour:

        On behalf of Metron Technology N.V. ("Metron" or the "Company"), we are responding to the comments received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated October 18, 2004, with respect to the Preliminary Schedule 14A filed September 20, 2004, by Metron. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff's convenience, have been incorporated into this response letter.

General

1.
We note your disclosure that, under the laws of the Netherlands, holders of Metron common shares are entitled to vote the number of shares held by them on the date of the annual meeting. Consequently, it appears that some of the holders of Metron common shares who are ultimately entitled to vote at the annual meeting may not also have been holders on the date that the ownership of Metron common shares is established in order to mail or otherwise distribute the information identified in Rule 14a-3 of the Exchange Act. Please supplementally explain how you will ensure that such persons are concurrently furnished with, or that such persons have been previously furnished with, the information identified in Rule 14a-3 before proxies are solicited from such persons.

        Metron will solicit proxies only from shareholders who have received or concurrently receive a proxy statement including the information required by Rule 14a-3 of the Exchange Act. Metron intends to deliver a proxy statement to all shareholders of record as of the nominal record date established for purposes of its initial mailing of its proxy statement and proxy card to shareholders and to deliver a proxy statement and proxy card to any shareholders who request a copy of the proxy statement after the nominal record date. In addition, Metron will request that its transfer agent send a copy of the proxy statement and proxy card to each record holder of stock who receives stock in a transfer processed by the transfer agent after the nominal record date. Metron will also have copies of the proxy statement available at the shareholders meeting.

2.
Please provide the disclosures required by Item 14(b)(8) through (11) and Item 14(c)(1) of Schedule 14A with respect to Metron, as we believe that the Item 14 disclosure requirements and related instructions that are generally applicable to acquiring companies are properly applicable to a registrant that proposes to sell all or substantially all of its assets. We also believe that those disclosure requirements are material to an informed voting decision of holders of Metron common shares. Refer to Item H.6 of the July 2001 Interim Supplement to our Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. If you are incorporating all or a portion of that information by reference to one or more prior filings, please include a statement to that effect and identify the filing(s).

        We note the Staff's comment with respect to disclosures required by Item 14(b)(8) through (11) and Item 14(c)(1) of Schedule 14A. Instruction (2)(b) to Item 14 of Schedule 14A states that the disclosure required by Items 14(b)(8)-(11) for Applied Materials and Metron need not be provided when, as in this transaction, only the security holders of Metron are voting. To the extent that the Staff takes a different position with respect to Items 14(b)(8) through (11), we note that the information required to be disclosed by Item 14(b)(8) will be incorporated by reference into the proxy statement through the documents set forth under the heading "Where You Can Find More Information." With regard to Items 14(b)(9) through (11), Metron does not believe that pro forma financial statements would provide any useful information for shareholders with respect to this transaction because Metron is selling its entire business for cash and will not engage in any business operations following the closing of the asset sale. Upon the closing of the asset sale, Applied Materials would assume substantially all of Metron's liabilities such that the only liabilities of Metron existing as of the closing would be: (1) liabilities related to Metron's convertible debentures and warrants, Metron's stock option plans and employee stock purchase plan and liabilities to attorneys, accountants and advisors in connection with the asset sale; and (2) liabilities relating to contracts not assigned to Applied Materials (as to which Applied Materials is indemnifying Metron). In response to the Staff's comment 36, the proxy statement has been revised to reflect the effect of the liabilities referred to in clause "(1)" of the preceding sentence on the per share amount of the liquidating distribution to Metron shareholders; as Applied Materials is indemnifying Metron for the liabilities referred to in clause "(2)" of the preceding sentence, those liabilities have no effect on the per share amount of the liquidating distributions to Metron shareholders. Moreover, at the closing of the asset sale, Metron's only assets of value will be the cash received or retained in the asset sale, each of which is described in the proxy statement. While Metron may retain certain contracts that are not assigned to Applied Materials, those contracts will have no value to Metron as a non-operating business and, in any event, would not be reflected on pro forma financial statements. The only other liabilities to be retained by Metron in the asset sale are liabilities arising after the closing of the asset sale. The estimated range of these liabilities and their effect on the per share amount of the liquidating distributions to Metron shareholders are described in the proxy statement as revised in response to the Staff's comment 36. Accordingly, inclusion of pro forma financial information would not be material to Metron shareholders or present relevant information in a more meaningful way than is already contained in the proxy statement, as revised. We note the Staff's reference to Item H.6 of the July 2001 Interim Supplement to the SEC's Manual of Publicly Available Telephone Interpretations. Accordingly, we will include the information required by Item 14(c)(1) of Schedule 14A in the proxy statement through incorporation by reference to Metron's SEC filings. We note that, as of the date of this letter, Metron does not believe information that would be required to be disclosed pursuant to Item 10 (a) or (b) of Part B of Form S-4 currently exists.

3.
We note that Proposal 1 seeks shareholder approval of several matters, including the sale of substantially all of Metron's assets to Applied Materials and the dissolution and liquidation of Metron immediately following the closing of the asset sale. Please tell us supplementally why Rule 14a-4 of Regulation 14A does not require that shareholders be given the opportunity to vote or abstain separately with respect to the asset sale and the liquidation/dissolution. Please refer to Release No. 34-31326 and the September 2004 Interim Supplement to our Manual of Publicly Available Telephone Interpretations.

        In response to the Staff's comment, Proposal 1 has been broken into three separate proposals relating to the asset sale, dissolution and liquidation of Metron and amendments to Metron's Articles of Association.

Cover Page

4.
Please revise to include the approximate date on which the proxy statement and form of proxy are first sent or given to security holders as required by Item 1(b) of Schedule 14A.

        In response to the Staff's comment, disclosure has been added on page 1.

Summary Term Sheet

5.
You currently repeat much of the same information in both your Q&A section and your summary. The Q&A should not repeat any of the information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping similar information together, view your Q&A and summary as one section.

        In response to the Staff's comment, the summary term sheet and Q&A have been revised to eliminate redundancies.

  Reasons for the Asset Sale—Page 4

6.
Please revise this section to include a summary of your reasons for the asset sale, dissolution and related transactions, instead of merely including a cross-reference. Refer to Item 1001 of Regulation M-A. Please also similarly revise your disclosures that appear in other subsections that currently contain only cross-references, including your "Conditions to Closing" and "Termination" subsections.

        In response to the Staff's comment, additional disclosure has been added on pages 4.

  Voting Agreement—Page 4

7.
We note that Applied Materials has entered into voting agreements with shareholders holding approximately 22% of your outstanding shares. Please revise your disclosure here and throughout your proxy statement to also disclose the beneficial ownership of the persons who entered into the voting agreements or, alternatively, supplementally confirm to us, if true, that none of the outstanding warrants, options or other rights subject to the voting agreements could be exercised prior to the annual meeting such that the underlying shares could be voted at the meeting. We note that a Schedule 13D filed by Applied Materials indicates that the beneficial ownership of all parties to the voting agreements is approximately 31%.

        In response to the Staff's comment, additional disclosure has been added on page 4, to disclose the beneficial ownership of such Metron shareholders.

8.
We note that approximately 13 holders of Metron common shares signed voting agreements irrevocably appointing Applied Materials as their proxy to vote their share in connection with the asset sale and subsequent dissolution of Metron. Please tell us supplementally the exemption(s) from the filing, dissemination and other requirements applicable to the solicitation of proxies set forth in Regulation 14A of the Exchange Act relied upon in connection with solicitation of those proxies or tell us supplementally why you do not believe those requirements were applicable to the solicitation of those proxies.

        We note our discussions with the Staff. As discussed with the Staff, we have revised disclosure on pages 4, 20, 21 and 43. Applied Materials will terminate the voting agreements and proxies received from the six members of Metron's Supervisory Board.

  Interests of Metron's Managing Board and Supervisory Board in the asset sale...—Page 5

9.
Please revise to identify by name the persons who have the disclosed interests in the asset sale, dissolution and related transactions. Please also revise to quantify, in the aggregate and individually, the dollar amount of all cash payments and the value of all non-cash consideration and other benefits that those persons will receive in connection with the asset sale, liquidation, dissolution and related transactions.

        In response to the Staff's comment, additional disclosure has been added on page 5.

  Limitation on Metron's ability to consider other acquisition proposals—Page 5

10.
Please briefly describe the limitations on Metron's ability to consider other acquisition proposals.

        In response to the Staff's comment, additional disclosure has been added on pages 5 and 6.

Questions and Answers Related to Proposal 1

  How much cash would Metron's shareholders receive—Page 7

11.
Disclose briefly here how you calculated the estimate that the ultimate aggregate distribution to shareholders will be in the range of $4.70 to $4.79, describe any significant assumptions that underlie your estimate, and explain why the aggregate distribution amount is not presently determinable.

        In response to the Staff's comment, additional disclosure has been added on page 7.

12.
Please revise here or in another appropriate location in the summary term sheet to clarify how you will determine which holders of Metron common shares will be eligible to receive liquidating distributions. For example, will the current holders be required to retain ownership of their shares until all distributions have been made? Or will a record date or another means of determining record ownership be established for each distribution?

        In response to the Staff's comment, additional disclosure has been added on page 7.

  How will Metron's options, warrants and convertible debentures...?—Page 8

13.
We note your disclosure that Metron may seek to redeem or prepay the outstanding convertible debentures and/or cancel the outstanding warrants in exchange for cash payments. Please revise to clarify how the amount of any such cash payments would be determined. Please also clarify why Metron would seek to negotiate the ability to make such payments, particularly since making such payments may be disadvantageous to holders of Metron common shares.

        In response to the Staff's comment, revised disclosure has been added on page 7.

  When is the asset sale to Applied Materials expecting to be completed?—Page 9

14.
We note your statement that you expect the asset sale will close "shortly following" the annual meeting. Revise to provide a more precise estimate of when you anticipate the closing will occur.

        In response to the Staff's comment, additional disclosure has been added on page 9.

  Can I change my vote after I have mailed my signed proxy?—Page 10

15.
We note that shareholders may submit their proxies to you by fax. Please tell us whether you have considered allowing revocations of proxies to be made by fax as well. We note that U.S. shareholders may be subject to potentially lengthy delivery delays if they are required to mail their revocations to The Netherlands.

        In response to the Staff's comment, additional disclosure has been added on pages 9 and 14.

Proposal 1

Background of the Asset Sale—Page 17

16.
Please revise to discuss the material terms of each of the proposals made during the course of the negotiations. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed asset sale evolved during the course of the parties' discussions. Your revised disclosure should include, among other things, the following:

  •
  A brief description of the aspects of the potential transaction that were discussed on April 28, 2004, instead of just stating that "certain aspects" were discussed.

    •
    With respect to the period from July 1 through August 16 (second paragraph on page 19) and the entries for July 23, July 28 and August 3, additional detail regarding how the negotiations evolved during that period.

    •
    A more specific description of the issues discussed at each meeting held between July 23 and August 3, 2004.

        In response to the Staff's comment, disclosure has been added on pages 17-19 related to the evolution of parties' discussions. As noted in the disclosure, negotiations progressed on a large number of issues through frequent discussions between the parties rather than a series of proposals and counter-proposals. Accordingly, it is not possible to discuss the material terms of each of the proposals made during the course of negotiations, as requested by the Staff's comment. We believe that the additional disclosure provides shareholders with an understanding of the material terms of the transaction and their evolution and that further detail would not be material to investors due, in part, to the practical impossibility of characterizing complex and inter-related contractual, legal and tax issues in a manner that would be meaningful to shareholders. With respect to the specific items noted in the Staff's comment, disclosure has been added with respect to the April 28, 2004 meeting, discussions between July 1 and August 16, the Supervisory Board meetings on July 23 and 28 and the Managing Board meeting on August 3. The additional disclosure also reflects a more specific description of the issues that were discussed at the meetings between July 23 and August 3.

17.
We note that, during the conference call held on August 16, your chief financial officer stated that the form of transaction was influenced by Dutch law and that alternative transactions were explored (refer to page 19 of your additional soliciting materials filed on August 17). Please disclose the alternative transactions discussed and describe the features of Dutch law that resulted in the transaction being structured as an asset sale.

        We note the Staff's comment. Over the course of negotiations Metron and Applied Materials considered a number of structures, including a merger, a tender offer and an asset sale. For a variety of reasons, including considerations related to U.S. and Dutch securities laws, Applied Materials indicated that it was only willing to proceed with a transaction structured as an asset sale. Accordingly, we do not believe that a discussion of alternative transactions is material or meaningful as there was no alternative transaction proposed.

18.
Supplementally provide copies of the materials that Perseus prepared in connection with its fairness opinion or otherwise provided to the Metron boards in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the Metron boards, and summaries of all oral presentations made to the Metron boards. We may have additional comments after we review those materials.

        Counsel for Perseus will be supplementally providing to the Staff under separate cover a copy of the materials reviewed with Metron's Supervisory Board and Managing Board on August 16, 2004 and summarized under the captions "Sale of Substantially All of Metron's Assets—Opinion of Financial Advisor to Metron" on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, counsel for Perseus has requested that these materials be returned promptly following completion of the Staff's review thereof. By separate cover, counsel for Perseus will also be requesting confidential treatment of such materials under the Freedom of Information Act pursuant to Title 17 C.F.R. § 200.83.

Consideration of the Asset Sale, Dissolution and Related Transactions

  Metron's Reasons for the Asset Sale—Page 20

19.
Please describe briefly the "business, market and execution risk associated with remaining independent" the Metron boards considered, as disclosed in the first bullet point.

        In response to the Staff's comment, additional disclosure has been added on page 20.

20.
Please expand your second bullet point of this section to explain why the alternatives available to Metron were less favorable than the asset sale to Applied Materials.

        In response to the Staff's comment, additional disclosure has been added on page 20.

Opinion of Financial Advisor to Metron—Page 23

21.
Please describe more specifically the "internal financial statements and other financial and operating data" reviewed by Perseus.

        In response to the Staff's comment, additional disclosure has been added on page 23.

22.
In the last bullet point on page 24, you state that Perseus performed "other analyses" and considered "other factors" as it deemed appropriate. Please provide examples of such other material analyses and factors, or clarify that you have discussed all material analyses.

        The disclosure on page 24 has been revised in accordance with the Staff's comment to clarify that all material analyses performed by Perseus in connection with its opinion are disclosed.

23.
With respect to each analysis, discuss its meaning and significance, describe how the results obtained compare to the specific terms and value of the transaction, and compare how the results support the ultimate conclusion of fairness.

        In response to the Staff's comment, disclosure has been added on pages 25-27 to describe the purpose of each analysis. Disclosure has also been added on pages 25-27 to facilitate a comparison on the results of each analysis to the specific terms and value of the transaction. With respect to the Staff's comment requesting a comparison of how the results of each analysis support the ultimate conclusion of fairness, we note that Perseus did not reach any particular conclusion as to whether or not each analysis supported its ultimate conclusion of fairness. Perseus' opinion was based on all of the analyses and factors that it considered taken as a whole. As part of its normal analytical methodology, Perseus reaches a single conclusion as to fairness based on its experience and professional judgment and the analyses in their entirety. As stated on page 27, Perseus believes that selecting any portion of its analyses, including providing a conclusion regarding the fairness implications of any particular analysis, would create an incomplete view of the manner in which Perseus presented its analyses to the Metron boards and the manner in which it reached their conclusions. Thus, we are of the view that such disclosure would be potentially misleading and would not be representative of Perseus' internal processes or presentation to the Metron boards.

  Comparable Company Analysis—Page 26

24.
We note that you have defined the aggregate value of a comparable company to include the preferred stock obligations "of Metron." Please revise or advise.

        In response to the Staff's comment, the disclosure on page 26 has been revised.

25.
Please add additional disclosure so that the information included in the last table on page 26 will be more readily understandable by investors. Consider providing examples of how the amounts in the table were calculated and how each column relates to another column, as appropriate.

        In response to the Staff's comment, additional disclosure has been added on page 26.

  Precedent Transaction Premiums Analysis—Page 27

26.
Please revise to disclose the compensation received or to be received by Perseus in connection with providing the fairness opinion and/or in connection with any previous material relationship that existed during the past two years. Specify the amount of compensation that is contingent upon the consummation of the asset purchase transaction. Also, disclose whether Perseus is a shareholder of Metron or Applied Materials. See Item 1015(b)(4) of Regulation M-A.

        In response to the Staff's comment, additional disclosure regarding the compensation received or to be received by Perseus has been added on page 28. In addition, we supplementally advise the Staff that Perseus and its affiliates have not received any compensation in connection with any previous material relationship with Metron during the past two years and that Perseus is not a shareholder of either Metron or Applied Materials.

Interests of Certain Persons

  Certain Employment Arrangements—Page 28

27.
Please revise your disclosure to add a table that sets forth the terms of the employment agreements for all persons named, including salary and other compensation, any change of control or other bonuses (whether paid currently or to be paid in the future), and any termination or non-compete payments.

        In response to the Staff's comment, additional disclosure has been added on page 29.

  Accelerated Vesting of Stock Options—Page 29

28.
Please revise the table to state the title or position held by each person listed. Please also add a column that shows the aggregate amount to be paid to each person in connection with the exercise or other termination of the outstanding options, based on your estimate of the amount to be distributed to shareholders upon liquidation.

        In response to the Staff's comment, additional disclosure has been added on page 29.

Principal Provisions of the Stock and Asset Purchase Agreement

29.
Revise this heading to indicate that you have discussed all material provisions of the plan, not just the principal provisions, and revise your disclosure as appropriate.

        In response to the Staff's comment, the requested revisions have been made on page 30.

  Excluded Assets—Page 30

30.
Please provide a more specific description of the excluded contracts mentioned in the first and fourth bullet point. We are not seeking a detailed listing of all excluded contracts; instead, we are seeking an expanded description that would allow investors to assess the nature of the obligations that will remain within Metron and that may affect the amount remaining to be distributed upon liquidation.

        We note the Staff's comment. Please be advised that as of the date of this letter, Metron does not know if any contracts will be subject to the category identified in the first bullet point (i.e. contracts that require third party consent that has not been obtained or that Metron has been requested by Applied Materials to renegotiate that will not be renegotiated prior to closing). Accordingly, no additional disclosure has been included. In addition, Metron contracts that would fall under the description contained in the fourth bullet point are contracts related to Metron's convertible debentures and warrants, Metron's employee benefit plans and Metron's agreement with officers and directors regarding indemnification. Each category of such contract has been disclosed.

  Expected Timing of the Asset Sale—Page 33

31.
Please update the disclosure with respect to any waiting periods under antitrust laws here and on page 47.

        In response to the Staff's comment, additional disclosure has been added on page 33 and 42.

  Conditions to Closing—Page 38

32.
Please expand your description of the cash, debt and working capital targets disclosed on page 39 and provide examples of each target using information from your latest available balance sheet.

        In response to the Staff's comment, revised disclosure has been added on page 39-40.

  Termination—Page 40

33.
Please describe the effects of termination.

        In response to the Staff's comment, revised disclosure has been added on page 41.

34.
For clarity, please indent the third, fourth and fifth bullet points as they appear to be parts of the second bullet point.

        In response to the Staff's comment, the requested revisions have been made on page 40-41.

Material U.S. Federal Income Tax Consequences—Page 40

35.
You may not disclaim responsibility for your disclosure. Please remove the two statements that the disclosure is "for information purposes only," which we view as an inappropriate disclaimer.

        In response to the Staff's comment, the requested revision has been made on pages 48-53.

Dissolution and Liquidation of Metron—Page 49

36.
Please revise to include a detailed schedule showing how you derived the $4.70 to $4.79 estimated total cash distributions per share. The schedule should include separate columns showing the calculations for each of the $4.70 and $4.79 estimated per share distribution amounts, and each column should include, among other things, the following:

•
An itemization of the estimated gross cash proceeds expected to be available for payment or distribution in connection with the liquidation, including, among other things, and to the extent applicable, the estimated gross consideration to be received in connection with the asset sale, plus any additions to the asset sale consideration, less any deductions from the asset sale consideration, the total estimated net proceeds from the asset sale, the estimated amount of cash expected to be retained by Metron following the closing of the asset sale, the estimated gross proceeds from the sale of all retained assets, and all other sources of cash expected to be available for payment or distribution in connection with the liquidation;

•
An itemization of all estimated payments and expenses to be made from the gross cash proceeds, including, among other things, and to the extent applicable, payments to retire outstanding indebtedness, payments to cash out outstanding options and warrants, operating expenses to be incurred between the closing of the asset sale and the dissolution, unreimbursed expenses relating to the asset sale, expenses of the liquidator, other professional fees, the cost of directors and officers' liability insurance, and any unreimbursed employee retention costs or expenses;

  •
  The estimated net cash to be available for distribution to holders of Metron common shares;

  •
  The number of Metron common shares expected to be outstanding at the time of the initial distribution to holders of Metron common shares; and

  •
  The estimated per share distribution amount.

          Footnote disclosure should also be included as appropriate to facilitate investor understanding of the items that appear in the schedule.

        In response to the Staff's comment, revised disclosure has been added on page 45-46.

37.
With a view to revised disclosure, please tell us whether you will adopt a dissolution plan in connection with Proposal 1. If so, please disclose the terms of the plan, including a discussion of any authority to amend it or revoke it.

        Netherlands law does not recognize the concept of a dissolution plan. Following dissolution, the liquidation of the assets and liabilities of a Dutch N.V. entity occurs under the direction of one or more liquidators under the supervision of the N.V. entity's Supervisory Board of Directors. As soon as the liquidators have caused the N.V. entity to satisfy or provide for all of its liabilities, the liquidators are required to prepare and file liquidation accounts of the N.V. entity, including a description of the liquidation procedure and proceeds and a plan of distribution. Two months following the public announcement by the liquidators of the filing of the liquidation accounts and plan of distribution, the liquidators can make the final liquidating distribution in accordance with the plan of distribution to the shareholders, provided that no creditor has successfully opposed such final distribution through the Dutch judicial system.

Proposal 2

Supervisory Director Not Continuing in Office after the Annual Meeting—Page 55

38.
Please explain the asterisk appearing next to the designation "Supervisory Director."

        The asterisk on page 58 has been removed.

Duties of Management—Page 57

39.
Please correct the apparently erroneous reference to an annual report on Form 10-K/A in the first paragraph.

        The reference on page 59 has been removed.

Security Ownership of Certain Beneficial Owners and Management—Page 73

40.
Please update this table to provide information as of a more recent date.

        In response to the Staff's comment, the table has been updated to reflect the beneficial ownership of the Company's common shares as of September 30, 2004.

41.
Please identify the natural person or persons who beneficially own the shares held by the entities included in the table on page 73.

        In response to the Staff's comment, we have updated the table and added the requested disclosure. With respect to the entities that are listed on the table, we have provided the information that is available through filings with the SEC.

42.
We note that certain selling shareholders identified in your registration statement on Form S-3 filed on August 12 had at that time beneficial ownership of more than 5% of Metron's common shares. We also note that those selling shareholders have not been included in the beneficial ownership table that appears in this filing. Please tell us why you have excluded those shareholders from the table in this filing. For example, has each of those shareholders sold a sufficient number of shares such that it no longer holds in excess of 5% of the outstanding shares?

        The selling securityholders listed in the registration statement on Form S-3 filed by the Company with the SEC on August 12, 2004 (the "Registration Statement") are holders of the Company's convertible debentures ("Debentures") and common share warrants ("Warrants") issued in June 2004 (the forms of Debenture and Warrant were filed as exhibits to the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended May 31, 2004). Pursuant to Section 4(a)(ii) of the Debentures and Section 3(b)(i) of the Warrants (together, the "13D Limitations"), a holder of the Debentures or Warrants may not convert the Debentures or exercise the Warrants if, after such conversion or exercise, the holder would beneficially own in excess of 4.99% of the outstanding common shares of the Company (calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended). The 13D Limitations may be waived by a holder of the Debentures or Warrants only upon 61 days prior notice to the Company.

        Because of the 13D Limitations, the holders of the Debentures and Warrants would not be considered "beneficial owners" (under Section 13(d)) of the common shares issuable upon conversion of the Debentures or exercise of the Warrants, and so these holders do not appear in the Table of Security Ownership of Certain Beneficial Owners and Management in the Proxy Statement.

        For purposes of full disclosure in the Registration Statement, the percentage ownership of each selling shareholder determined without regard to the 13D Limitations is set forth in the Selling Securityholders table under the caption "Deemed Ownership Prior to Offering**", and this column is footnoted with the statement, "** Deemed ownership prior to the offering is based on the formula as discussed above. Actual beneficial ownership is less." A description of the 13D Limitations is set forth in the paragraph above the Selling Securityholders table.

Executive Compensation

  Compensation of Managing Directors—Page 78

43.
Please clarify the nature of the shareholder receivables listed in footnote 1 to this table.

        In response to the Staff's comment, revised disclosure has been added on page 81.

  Certain Transactions—Page 85

44.
With respect to the advances made to Mr. Segal, please disclose whether the liquidation would be deemed a sale such that repayment of the advances would be due at that time. Alternatively, please disclose the anticipated treatment of the advances in connection with the liquidation.

        In response to the Staff's comment, revised disclosure has been added on page 89.

Annex B. Fairness Opinion

45.
We note the statement in the penultimate paragraph that the fairness opinion is "solely for the information of the Supervisory Board and Managing Board of Directors of Metron and may not be used for any other purpose, or relied upon by any other party." Shareholders are entitled to rely on the fairness opinion. Please revise to remove this inappropriate disclaimer.

        In response to the Staff's comment, the Perseus fairness opinion has been revised.

        The Company respectfully requests the Staff's assistance in completing its review of the proxy statement as soon as possible so the transaction with Applied Materials can be completed. The Company has publicly stated its expectation that the transaction would be completed by the end of its third fiscal quarter on November 30 and thus would like to mail the proxy statement to its shareholders by the end of October 2004. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the proxy statement or this letter to me at (650) 843-5180 or Jennifer Fonner DiNucci at (650) 843-5102.

Sincerely,

/s/  SUZANNE SAWOCHKA HOOPER

Suzanne Sawochka Hooper

cc:

Metron acknowledges that:

  •
  Metron is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing: and

  •
  Metron may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  DOUGLAS J. MCCUTCHEON

Douglas J. McCutcheon
Chief Financial Officer and Managing Director
Metron Technology N.V.